# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SOUNDTHINKING, INC., CIK 0001351636
CUSIP: 82536T107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, California (CA), 94538
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-122616
Filed by CIK 0001705470

## Reporting persons
- Ralph A. Clark: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 816,233; shared voting power 0; sole dispositive power 816,233; shared dispositive power 0; aggregate amount beneficially owned 816,233 (6.2% of the class)
  Comment: Amounts in rows (5), (7) and (9) consists of: (i) 500,982 shares of common stock held directly by Mr. Clark; (ii) 309,085 shares of common stock issuable under outstanding stock options exercisable within 60 days of June 30, 2025; and (iii) 6,166 shares of common stock expected to settle pursuant to restricted stock units ("RSUs") within 60 days of June 30, 2025.
  
  Percentage in row (11) is based on the denominator of (i) 12,788,631 shares of Issuer common stock outstanding on June 30, 2025, (ii) 309,085 shares of common stock issuable under outstanding stock options exercisable within 60 days of June 30, 2025 and (iii) 6,166 shares of common stock expected to settle pursuant to RSUs within 60 days of June 30, 2025. Items (ii) and (iii) are deemed outstanding for purposes of computing this percentage in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934, as amended.

## Item 1. Issuer
Name of issuer: SOUNDTHINKING, INC.
Address of issuer's principal executive offices: 39300 CIVIC CENTER DRIVE, SUITE 300, FREMONT, CA, 94538.

## Item 2. Person Filing
Name of person filing: Ralph A. Clark
Address of principal business office or, if none, residence:
c/o SoundThinking, Inc.
39300 Civic Center Drive, Suite 300
Fremont, CA 94538
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 816,233
Percent of class: 6.2
Sole power to vote or to direct the vote: 816,233
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 816,233
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ralph A. Clark: Ralph A. Clark, Ralph A. Clark (08/13/2025)